SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 1, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting unanimously approved the appointment of the representatives of shareholders The Bank of New York Mellon (BONY), ANSES FGS, and Cresud SACIF y A to approve and sign the minutes of the Shareholders’ Meeting.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes the documents required under Section 234, paragraph 1, of the General Companies Law for the fiscal year ended June 30, 2017.

ITEM THREE: CONSIDERATION OF ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2017 FOR $3,481,032,590. CONSIDERATION OF PAYMENT OF CASH DIVIDEND FOR UP TO $1,400,000,000.
The meeting approved by majority of votes:
(I) To allocate the sum of $1,400,000,000 to pay cash dividends to the shareholders ratably according to their shareholding interests.
(ii) To delegate to the Board of Directors the power to implement the payment to the shareholders within the statutory terms set forth in the applicable laws, and to apply for and implement the payment of such dividend to the ADR holders. As concerns local shareholders who are holders of common shares, it is proposed that they be given the option to collect their dividend share in U.S. Dollars instead of doing so in Argentine Pesos, to which end they shall give notice of their option to Caja de Valores S.A. until November 10, 2017, provided that in the case of payment of the dividend in U.S. Dollars, the conversion value to U.S. Dollars will be established considering the Peso/U.S. Dollar seller exchange rate for wire transfers quoted by Banco de la Nación Argentina at the close of business on the trading day immediately preceding the date such dividends are made available in Argentine Pesos in Argentina.
(iii) To allocate the balance of $2,081,032,590 to set up a special reserve, taking into account that the statutory reserve is fully funded according to the provisions of Section 70 of Law 19,550 and Section 5 of Chapter III, Title IV of the Rules of the Argentine Securities Commission. The special reserve referred to above may be used for future dividends, new projects or projects under way or for any other purpose that the Company may have in the next fiscal years, provided that a prudent and reasonable management policy is applied.

ITEM FOUR: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes the performance of each of the Board members and the regular directors who are also members of the audit and executive committees as concerns the activities developed during the fiscal year under review, with the applicable legal abstentions.

ITEM FIVE: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes the performance of the Company’s supervisory committee during the fiscal year under review.

ITEM SIX: CONSIDERATION OF COMPENSATION FOR $30,848,151 PAYABLE TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes (i) the sum of $30,848,151 as total compensation, for the fiscal year ended June 30, 2017, which amount is within the limits imposed under Section 261 of General Companies Law No. 19,550, taking into account the directors’ responsibilities, the time devoted to the discharge of professional duties, the results of their performance, the specific technical tasks developed in controlled companies and their professional skills and market value of the services rendered; (ii) to allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members; and (iii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM SEVEN: CONSIDERATION OF COMPENSATION FOR $600,000 PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes to pay $600,000 to the Supervisory Committee as fees for the tasks discharged during the fiscal year under review, i.e., as of June 30, 2017, delegating to the Supervisory Committee the power to allocate such amount among its individual members.

ITEM EIGHT: CONSIDERATION OF APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS DUE TO EXPIRATION OF TERM.
The meeting approved by majority of votes that the appointment of the following directors be renewed for a term of three fiscal years: Messrs. Mario Blejer, Carlos Ricardo Esteves and Ricardo Héctor Liberman, as independent regular directors, and Messrs. Daniel Ricardo Elsztain, Fernando Adrián Elsztain and Gabriel Adolfo Gregorio Reznik as non-independent alternate directors under the terms of Section 11, Article III, Chapter III, Title II, of the Rules of the Argentine Securities Commission (2013 revision) and that Mr. Gastón Armando Lernoud be appointed as non-independent alternate director under the terms of Section 11, Article III, Chapter III, Title II, of the Rules of the Argentine Securities Commission (2013 revision).

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
The meeting approved by majority of votes to appoint Messrs. José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Noemí Ivonne COHN as Regular Statutory Auditors and Messrs. Roberto Daniel MURMIS, Gastón Gabriel LIZITZA and Alicia Graciela RIGUEIRA as Alternate Statutory Auditors for a term of one fiscal year, noting that all the nominees qualify as independent in compliance with Section 79 of Law 26,831 and the provisions contained in Section 12, Article III, Chapter III, Title II of the Rules of the Argentine Securities Commission.

ITEM TEN: APPROVAL OF COMPENSATION FOR $9,429,573 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes to pay $9,429,573 to the Certifying Accountants as fees for the tasks discharged, with such amount being lower than the fees approved by the shareholders’ meeting held on October 31, 2016, which amounted to $10,431,055.

ITEM ELEVEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
The meeting approved by majority of votes (i) to appoint the following firms as certifying accountants (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers for the 2017/2018 fiscal year, with Mariano Carlos Tomatis acting as Regular Independent Auditor, and Walter Rafael Zablocky as Alternate Independent Auditor; and (b) Abelovich Polano & Asociados, with Marcelo Héctor Fuxman acting as Regular Independent Auditor and Noemí Ivonne Cohn and José Daniel Abelovich as Alternate Independent Auditors.

ITEM TWELVE: TREATMENT OF AMOUNTS PAID AS PERSONAL ASSET TAX LEVIED ON THE SHAREHOLDERS.
The meeting approved by majority of votes the exemption obtained by the Company, in its capacity as substitute obligor in connection with personal asset tax for the period beginning on January 1, 2016 and ending on December 31, 2018 (both dates inclusive), which exemption is applicable to the shareholders.

ITEM THIRTEEN: CONSIDERATION OF CREATION OF A NEW GLOBAL NOTE PROGRAM FOR THE ISSUANCE OF SIMPLE, NON-CONVERTIBLE NOTES, SECURED OR NOT, OR GUARANTEED BY THIRD PARTIES, FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 350,000,000 (THREE HUNDRED AND FIFTY MILLION US DOLLARS) (OR ITS EQUIVALENT IN ANY OTHER CURRENCY) PURSUANT TO THE PROVISIONS SET FORTH IN NEGOTIABLE OBLIGATIONS LAW NO. 23,576, AS AMENDED AND SUPPLEMENTED (THE “PROGRAM”) DUE TO THE EXPIRATION OF THE PROGRAM CURRENTLY IN FORCE.
The meeting approved by majority of votes to create a new Global Note Program for the issuance of simple, non-convertible, secured or unsecured, or third-party secured, notes for a maximum outstanding amount of up to US$ 350,000,000 (three hundred and fifty million U.S. dollars) or its equivalent in other currencies, under the provisions of Negotiable Obligations Law No. 23,576, as amended and supplemented.

ITEM FOURTEEN: CONSIDERATION OF (I) DELEGATION TO THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO DETERMINE ALL THE PROGRAM’S TERMS AND CONDITIONS NOT EXPRESSLY APPROVED BY THE SHAREHOLDERS’ MEETING AS WELL AS THE TIME, AMOUNT, TERM, PLACEMENT METHOD AND FURTHER TERMS AND CONDITIONS OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES ISSUED THEREUNDER; (II) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO (A) APPROVE, EXECUTE, GRANT AND/OR DELIVER ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE CREATION OF THE PROGRAM AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND SECURE AUTHORIZATION BY THEARGENTINE SECURITIES COMMISSION TO CARRY OUT THE PUBLIC OFFERING OF SUCH NOTES; (C) AS APPLICABLE, APPLY FOR AND SECURE BEFORE ANY AUTHORIZED SECURITIES MARKET OF ARGENTINA AND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING SUCH NOTES; AND (D) CARRY OUT ANY PROCEEDINGS, ACTIONS, FILINGS AND/OR APPLICATIONS RELATED TO THE CREATION OF THE PROGRAM AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES UNDER THE PROGRAM; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUB-DELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS.
The meeting approved by majority of votes: (i) to delegate to the Board of Directors the broadest powers to: (a) determine the Program’s terms and conditions, in accordance with the provisions of Negotiable Obligations Law No. 23,576, as amended and supplemented, including the power to establish its amount within the maximum amounts approved by the Shareholders’ Meeting; (b) approve and execute all the agreements and documents related to the Program and the issuance of each series and/or tranche of notes thereunder; and (c) determine the issue date and currency, term, price, payment method and conditions, type and rate of interest, use of proceeds and further terms and conditions of each series and/or tranche of notes issued under the Program; (ii) to authorize the Board of Directors to (a) approve, execute, grant and/or execute any agreement, contract, document, instrument and/or security related to the creation of the Program and/or the issuance of the various series and/or tranches of notes issued thereunder, as deemed necessary by the Board of Directors or as required by the Argentine Securities Commission, the securities exchanges of Argentina and/or abroad, Caja de Valores S.A., and/or other comparable agencies; (b) to apply for and secure before the Argentine Securities Commission the authorization for the public offering of such notes; (c) as applicable, to apply for and secure before any competent agency or authorized securities exchange of Argentina and/or abroad the authorization for listing and trading such notes; and (d) to take any action, carry out any proceedings, make any filings and/or take any steps in connection with the creation of the Program and/or the issuance of the various series and/or tranches of notes under the Program; and (iii) to authorize the Board of Directors to sub-delegate the powers and authorizations referred to in paragraphs (i) and (ii) above to one or more of its members, managers of the Company or individuals determined by it in accordance with the applicable laws.

ITEM FIFTEEN: AUTHORIZATIONS FOR CARRYING OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE ARGENTINE SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by majority of votes to appoint attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, Pablo Larrañaga, Carolina Testa and Mrs. Andrea Muñoz and/or their appointees so that, acting individually and separately, they shall carry out all and each of the proceedings for securing the relevant registrations of the preceding resolutions with the Argentine Securities Commission, the Superintendency of Corporations, and any further national, provincial or municipal agencies that may be applicable, with powers to sign briefs, accept and implement changes, receive notices, answer objections, file and withdraw documents, sign official notices, and take all further actions that may be necessary.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 1, 2017